DAVIS POLK & WARDWELL

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WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
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99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

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02015559

File No. 82-5151

February 27, 2002

Re: **Telefônica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
FEB 27 2002
080

SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following press releases:

–Telefônica Data Brasil Holding S. A. Announces the 1st Special General Shareholders Meeting dated February 26, 2002

–Telefônica Data Brasil Holding S. A. Announces Consolidated Financial Results Accumulated for the Year Ended December 2001 dated February 26, 2002

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha/sm

Lillian R. Saldanha
Legal Assistant

3/7

Enclosure
cc w/ enc: Charles Allen

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Telefônica

TELEFÔNICA DATA BRASIL HOLDING S/A

ANNOUNCES THE 1ST SPECIAL GENERAL SHAREHOLDERS MEETING

February 26, 2002. (03 page)

RECD S.E.C.
FEB 27 2002
080

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo – Brazil), (February 8, 2002) – Telefônica Data Brasil Holding S/A announces the 1st Special General Shareholders Meeting held on February 25th, 2002.

1. **Date, time and place of the Shareholders Meeting:** It was held at 01:00 p.m. of February 25th., 2002 at the corporate head office, Avenida Brigadeiro Faria Lima, nº 1188, conference room, in the City of São Paulo, State of São Paulo.

2. **Sommoning Notice:** The Assembly was summoned by a first call notice, published in the newspapers "Diário Oficial do Estado de São Paulo", on February 9th., 14th. e 15th., 2002 and "Gazeta Mercantil", on the 11th., 14th. and 15th., with the following agenda: (1) Increase of the Company's authorized corporate capital from 700.000.000.000 (seven hundred billion) common or preferred shares, to 1.500.000.000.000 (one trillion five hundred billion) shares, with the consequent amendment of the caption of article 4th. of the Corporate Bylaws and its consolidation; (2) Ratification of the election of members the Board of Directors; (3) Generalities.

3. **Presence:** Shareholders representing more than 2/3 (two thirds) of the corporate capital with right to vote were present, therefore constituting the legal quorum for the installation and deliberation of the matters written in the agenda, as per the signatures appearing on the Register of Presence of Shareholders Nr 1.

4. **Board:** Bruno Angelo Índio Bartijotto– President
   Patricia Belini de Queiroz Rebouças - Secretary

5. **Deliberations:** Opening the works, the items of the agenda, were discussed and the shareholders took the deliberations below, following the legal abstentions:

(1) to approve, unanimously and without reserves, the increase of the limit of the authorized capital, as per the caption of article 4th. chapter II, of the Corporate Bylaws, from 700.000.000.000 (seven hundred billion) shares to 1.500.000.000.000 (one trillion five hundred billion) shares, common or preferred, therefore amending the reading of the caption of article 4th of the Corporate Bylaws, which shall read as follows:

"Art. 4 – The Company is authorized to increase its corporate capital up to the limit of 1.500.000.000.000 (one trillion five hundred billion) ordinary or preferred shares, with the Board of Directors being the appropriate entity having the powers to deliberate on the increase and the consequent issue of new shares, within the authorized limit of the corporate capital."

(2) to approve, with unanimous votes of the present ones and without reserves, the ratification of the election of the Members of the Board of Directors: **Álvaro Julio Badiola Guerra**, Spaniard, married, economist, bearer of the Spanish Passport Nr. 05261731-K, resident and domiciled in the city of Madrid, Spain, with business address in said city at Gran Via, 28, elected in the 8th. Meeting of the Board of Directors, on November 22nd., 2001, substituting Mr.. Guillermo Fernandez Vidal; **Roberto José Maris de Medeiros**, Brazilian, married, engineer, bearer of Identity Card RG Nr. 3.654.133/IFP-RJ and of CPF Nr. 664054677-91, resident in the Capital City of the State of São Paulo and with business address at Av. Brigadeiro Faria Lima, 1188, 14° andar, elected in the 9th. Meeting of the Board of Directors, on January 22nd., 2002, substituting Mr. Yon Moreira da Silva Jr., and, also, Mr. **Eduardo Fernando Caride,** Argentinean, married, business administrator, bearer of Passport Nr.° 12093391N, resident and domiciled in the city of Madrid - Spain, with business address at calle Francisco Silvela, Nr. 42 – 5th. floor, 28028 - Madrid, elected in the 7th. Meeting of the Board of Directors on October 9th., 2001, substituting Mr.. José Manuel Santero. It is duly filed that the elected Councilmen have not incurred in any of the crimes established by law that may prohibit them to perform the activities derived from the functions they shall now perform Following the deliberation taken, the Board of Directors of Telefônica Data Brasil Holding S.A. is now constituted as follows: President - Mr. Eduardo Fernando Caride; Vice-President - Mr. Fernando Xavier Ferreira; Councilmen: Mr. Antonio Viana-Baptista; Mr. Manoel Luiz Ferrão de Amorim; Mr. Javier Nadal Ariño; Mr. Mateo Fernando Budnich Díez; Mr. Álvaro Julio Badiola

Guerra; Mr. Roberto José Maris de Medeiros; and Mr. Carlos Masetti Júnior, all of them with the term of office up to the Annual General Shareholders Meeting to be held in 2004.

6. **Closing:** The President offered the floor to whoever might wanted to take it and, since there was no manifestation, he declared the meeting closed, from which these minutes were written, as summary of the facts occurred, as per the terms of article 130 § 1st of the Law 6.404/76. Then the minutes of the meeting were read, found to be in order, with the Company's Corporate Bylaws, duly consolidated, with the amendment of the caption of article 4th. and were signed and approved by the present ones.

São Paulo, February 25th., 2.002.

Bruno Angelo Índio Bartijotto
President of the Assembly

Patricia Belini de Queiroz Rebouças
Secretary of the Assembly

Bruno Angelo Índio Bartijotto
p.p. SP TELECOMUNICAÇÕES HOLDING S.A.

Bruno Angelo Índio Bartijotto
p.p. TELÉFONICA INTERNACIONAL S.A.

Bruno Angelo Índio Bartijotto
p.p. TELE IBERO AMERICANA LTDA.

Daniel Alves Ferreira
p.p. TEMPLETON LATIN AMERICA FUND

Adriana Pallis Romano
Member of the Audit Committee.

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results Accumulated for the year Ended December 2001

Press Release, February 26, 2002. (09 pages)

For more information, please contact:

Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel. : (55-11) 3549-7200
Fax : (55-11) 3549-7202
callen@telesp.com.br
http://www.telefonica.net.br

(São Paulo - Brazil), (February 26, 2002) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the year ended December 2001 stated in nominal reais and in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and consolidated for the year ended December 31, 2001.

A "pro-forma" financial statement for the fourth quarter of the year 2000 was extracted from the Telecomunicações de São Paulo S/A - Telesp (that previously rendered the packed switched transmission service) Financial Statements for the year 2000, to partially facilitate the understanding.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated			Consolidated		
Figures in Reais MM	**Dec/00**	**Dec/01**	*var.*	**4Q00**	**4Q01**	*var.*
Net operating revenues	58,336	177,366	*204.0%*	20,256	55,882	*175.9%*
EBITDA [1/]	1,177	16,898	*1,335.7%*	-1,580	14,018	*n.m.*
EBITDA margin(%)	2.0%	9.5%	*7.5p.p.*	-7.8%	25.1%	*n.m.*
Operating income	-11,230	-27,184	*142.1%*	-4,780	5,399	*n.m.*
Income before income tax, social contribution, prof. sharing & minority interest	-11,230	-25,418	*126.3%*	-4,780	7,164	*n.m.*
Net income	-10,738	-22,900	*113.3%*	-3,986	3,294	*n.m.*
Shares outstanding (bn)		493.7	-		493.7	-
EPS (000)		-46.39	-		6.67	-
Corporate Communication Services						
Installed Terminals (Gain)		9,500	-		9,500	-
Network in Service		23,300	-		23,300	-
Internet Protocol Services						
Installed Terminals (Gain)		192,252	-		42,645	-
Network in Service		262,456	-		262,456	-

1/ EBITDA = operating income + depreciation

Highlights

- **TDBH,** at the end of 2001 reached a positive EBITDA of R$16,9 million, and registered a 9,5% EBITDA Margin in the first year it has worked as an independent Company.

- The Corporate Communication services segment, added more than 9.500 new terminals X.25, X.28, Data Voice and Frame-Relay. Its plant, reaching 23,300 terminals in service, presented a 41% growth in relation to the same period of the last year. To the Internet Service, more than 192,252 access and circuits were installed reaching 150,995 ADSL, representing 73% of the present Network in service of 262,456 access.

Highlights about revenues

Net operating revenue accumulated for the year 2001 reached R$177.4 million, showing a R$119.0 million or 204.0% growth in comparison to the same period of the last year (pro-forma). This is justified by the registered growth in the business volume during 2001. This satisfactory revenue increase reflects the success in tapping new business opportunities.

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues accumulated till December 2001 presented a R$103.3 million growth, equivalent to 180.7% compared to the same period of the last year (pro-forma). In the 4Q01, compared to the 4Q00, a R$20.0 million or 91.7% growth was registered. The net operating revenue increased by 175.9% in the 4Q01 related to the 4Q00, due to the growth registered in the operating activities of the Company.

Operating Expenses - Annual



Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
(100) (50) 0 50 100 150
Until Dec/2000
Until Dec/2001

Operating Expenses - Quarter



Payroll and Related Charges
Gneral and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
(40) (25) (10) 5 20 35 50
4Q00
4Q01

The changes are justified as follows:

- **Personnel Expenses** representing a R$2.4 million growth compared to the same period of the last year is mainly explained by a 5% salary increase in September 2001. In the 4Q01 compared to the 4Q00 showed a R$1.0 million growth, by the same reasons of the annual increase.

- **General and administrative expenses** in the year 2001 grew R$117.9 million compared to the same period of the last year. In the 4Q01, the G&A expenses grew R$34.4 million, compared to the 4Q00. This is due to increased expenses with materials, fuel for power generators due to electric crises, data processing and plant maintenance. Also contributed to it, the outsourcing of technical and administrative services, expenses with rental of circuits and dedicated lines for Internet that increased when compared to the same period of the last year due to the growth in the operations of the Company.

- **Taxes** till December 2001 compared to the same period in 2000 grew R$7.9 million. In 4Q01, compared to the 4Q00 grew R$3.4 million, due to the FUST – Fundo de Universalização dos Serviços de Telecomunicações (representing 1% of the Net Operating Revenue), and the FUNTTEL – Fundo para o Desenvolvimento Tecnológico das Telecomunicações (representing 0.5% of the Net Operating Revenue) and certain taxes on other operating revenues.

- **Provision for bad debt** increased R$13.3 million till December 2001 when compared to the same period of the last year. In 4Q01, compared to the same quarter of the last year, grew R$4,1 million. The bad debt provision is established in accordance with the conservatism accounting principle and reflects the growth of the business.

- **Investment Gains (Losses)** presented in the year 2001 an increase of R$1.7 million in relation to the same period of the last year. Reference is made to the 50% participation in Figueira Administração e Participações S.A. On July 27, 2001 it was spun-off and the operating assets and investments were transferred to Spanish Participações S.A., controlled by T. Data Brasil Holding S/A. On September of 2001, there was the incorporation of the Spanish Participações S/A through Telefônica Empresas S.A, controlled by Telefônica Data Brasil Holding S.A.

- **Other operating revenues (expenses)** had a positive evolution of R$39.8 million during the year 2001 when compared to the same period of the last year. In 4Q01, compared to the same period of the last year, an increase of R$23.7 million was recorded. It is related to the data transmission fees accrued from Telesp and voice fees paid to Telesp.

Other Operating Expenses Highlights

- **Depreciation** presented a R$30.1 million increase until December 2001 in comparison to the same period last year. In 4Q01, compared to 4Q00 it presented a R$10.7 million growth. Both variations were mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** The operating plant growth caused the increase of the debt ratios and also the increase of the financial expenses. The negative financial results in the year 2001 grew only R$1.6 million, when compared to the same period of the previous year, due to the debt increase on the period and consequently, the increase on the CPMF expenses. The 4Q01 presented a positive result of R$5.3 million, partially explained by the exchange rate variation. This result, that contributed positively to the good performance of the Company in 2001, stands for the well succeeded efforts dedicated to the financial management of the Company.

LOANS AND FINANCING: TDBH finished the year 2001 with a net debt of R$121.4 million, written in current liabilities, and guaranteed by Telefónica Internacional S.A, corresponding to loans provided by the Telefónica S.A. On December 31, 2001, the liabilities were 100% nominated in foreign currency and were mainly dedicated to the expansion and improvement of the services offered . The Company develops a constant and timely effort to shield the liabilities against the effects of eventually unstable financial market conditions and exchange rate risk.

EMPLOYEE PROFIT SHARING showed at the year end 2001 an increase of R$3.2 million compared to the same period of the previous year. The 4Q01, when compared to the 4Q00, showed an increase of R$0.8 million due to the salary increase of 5% in 2001 and the new percentage of the employee bonus, that increased from 100% to a maximum of 115% of the salary.

Additional Information

- **Transaction with Associated Companies** – Refer to loans with Telefonica S.A., guaranteed by Telefónica Internacional S.A, and the transference from Telesp to the Society of receivable credits from clients, payable wages and salary to reallocated personnel, payments to suppliers, telecommunication service charges, receivables due to fees from voice transmission services rendered by Telesp to the Company clients and fees payable by the Society to Telesp related to data transmission services rendered to some Telesp clients.

- **Net Equity Merged -** Company merged the net equity spun-off from Telecomunicações de São Paulo S.A. (former holding company of Telefônica Empresas S.A.) represented by amounts receivable from Telefônica Empresas S.A. and the investment held in the capital of that wholly owned subsidiary, at the book values as of December 31, 2000. The subsidiary Telefônica Empresas S.A. was formed on August 3, 2000. At the shareholders' meeting held on November 24, 2000, the capital increase in the amount of R$198,285 by Telecomunicações de São Paulo S.A. - TELESP, was approved, being: (i) R$108,285 through checking of assets according to an appraisal report prepared by experts and dated October 27, 2000, including the transfer of authorization of the right to that services; and (ii) R$90,000 in cash. With the previous authorization of National Telecommunications Agency - Anatel, in the terms of Law 9472 from July 16, 1997, the subsidiary start-up was on December 1, 2000, and until this date the services were provided by its former holding Company. The amounts related to the movement of several balance sheet accounts, part of the capital contribution of the former holding Company, were transferred to the Company at its start-up, representing a liability of R$16,635 at that date, of which R$13,934 were spun-off and merged by the Company. On June 27, 2001, through a Contract to Subscribe Shares and that established other agreements, the Company made investments in Figueira Administração e Participações S.A. in the amount of R$ 495,080, corresponding to 50% of the capital (represented by 3,837,651 common shares and 7,675,302 preferred shared). The Figueira Administração e Participações S.A. was controlled by Banco Itaú S.A. and detains the necessary assets to operate the corporate telecommunication network of said bank. It also detains a 20% participation in voting shares and 100% in non-voting shares of the Galáxia Administração e Participações S.A., a Company that will have the authorization to render telecommunication services classified as Limited Specialized Services (Serviço Limitado Especializado - SLE). On July 27, 2001 the Figueira Administração e Participações S.A. was partially spun-off and had its operating assets and investments in Galáxia Administração e Participações S.A. transferred to the new company, which will be controlled by the Society. Thus, the goodwill and investment value will be determined according to the financial statements that will be prepared having as the date for reference the day of the partial spin-off.

- **Funds Provided for Future Capitalization** – On June 27, 2001 Telefônica Data do Brasil Ltda. was credited R$ 495,1 million and it refers to funds for a future capital increase of the Company. The said amount was employed to subscribe shares of Figueira Administração e Participações S.A.

SUBSEQUENT EVENT – CHANGE IN STRUCTURE

According to relevant Fact published on October 10, 2001, it was submitted to the shareholders and quota holders a corporate restructuring proposal, which consists of the incorporation of WEST VILLAGE by SPANISH and the incorporation of the last one by TEMPRESAS, wholly owned subsidiary of TDBH. The corporate restructure aims to reduce costs, specially the cost related to logistics, accounting, sales efforts and administrative costs. It shall also simplify internal routines and maximize the use of the available resources. The corporate restructuring shall make possible for TEMPRESAS the utilization of the tax benefits derived from the amortization of the goodwill held by WEST VILLAGE. The restructuring shall be implemented as follows: (a) Capital Contribution at West Village, with investments withheld at the controlled Spanish, according to its accounting values. (b) The incorporation of West Village by Spanish. In order to avoid that the amortization of the premium registered in the WEST VILLAGE's account affects negatively the dividends' flow of SPANISH's shareholders, WEST VILLAGE will constitute a provision, which seeks to maintain the integrity of the assets of the company. The shareholders of the controlled company will receive one stock issued by Spanish per each share capital held. The total amount of the goodwill shall be registered in a deferred asset account of SPANISH and it will have a special reserve to goodwill as counterpart during the incorporation of the shareholders' equity. (c) Spanish will be incorporated by Telefônica Empresas S.A. and the treatment will be given to the goodwill, the goodwill special reserve and the provision to maintain the integrity of the assets of the company. The Company will receive, due to the extinction and incorporation, a new stock issued by Telefônica Empresas S.A. per each stock previously held. There will not be, as a result of said restructuring, changes in the voting rights, dividends and shareholders' equity rights. The amounts to be used to this restructuring shall be evaluated based on the book value of the involved companies and the valuation of an specialized company, database September 30, 2001and October 10, 2001 (West Village case) as a support. The said restructuring does not need the ANATEL approval but it shall be communicated about.

Shareholders' Equity - Share Capital

The Share Capital of TDBH on December 31, 2001 was R$207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all book entry shares and without nominal value. The Company is authorized to increase its share capital to the limit of 700.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new ON and PN shares in any given proportion so far as the final result maintains the legally prescribed 2/3 voting to non voting maximum limit.

Background

A Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by a Stockholders' Meeting held on the same date. In the spin off of Telecomunicações de São Paulo S.A. - Telesp and incorporation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001 the Company filed at

Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding Business

The Company's businesses are among others, to control the subsidiary that operates the packet switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of packet switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or subsidiary; make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the operating highlights and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the months December 31, 2001 and December 31, 2000

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Dec/00	**Dec/01**	*var.*	**4Q00**	**4Q01**	*var.*
Gross Operating Revenue	**80,604**	**237,405**	*194.5%*	**27,234**	**73,493**	*169.9%*
Data Transmission	79,503	230,402	*189.8%*	27,087	69,309	*155.9%*
Swithched Packaged	78,153	201,570	*157.9%*	25,737	62,783	*143.9%*
Non switched	1,350	28,832	*2,035.7%*	1,350	6,526	*383.4%*
Other telecommunications services	1,101	7,003	*536.1%*	147	4,184	*2,746.3%*
Taxes + others	(22,268)	(60,039)	*169.6%*	(6,978)	(17,611)	*152.4%*
Net operating revenue	**58,336**	**177,366**	*204.0%*	**20,256**	**55,882**	*175.9%*
Operating expenses	**(57,159)**	**(160,468)**	*180.7%*	**(21,836)**	**(41,864)**	*91.7%*
Payroll and related charges	(57,043)	(59,465)	*4.2%*	(15,436)	(16,405)	*6.3%*
General and administrative expenses	(47,589)	(165,444)	*247.7%*	(15,018)	(49,394)	*228.9%*
Materials	(1,258)	(2,855)	*126.9%*	(439)	(877)	*99.8%*
Outside Services	(15,450)	(61,492)	*298.0%*	(5,658)	(22,296)	*294.1%*
Others	(30,881)	(101,097)	*227.4%*	(8,921)	(26,221)	*193.9%*
Taxes	(4,142)	(12,029)	*190.4%*	(894)	(4,291)	*380.0%*
Provisions	(714)	(13,995)	*1,860.1%*	(210)	(4,315)	*1,954.8%*
Investment gains (losses)	-	(1,659)	*100.0%*	-	(885)	*100.0%*
Other operating revenues / (expenses)	52,329	92,124	*76.0%*	9,722	33,426	*243.8%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**1,177**	**16,898**	*1,335.7%*	**(1,580)**	**14,018**	*n.m.*
Depreciation and amortization	(13,019)	(43,140)	*231.4%*	(3,353)	(14,073)	*319.7%*
Financial revenues	708	15,372	*2,071.2%*	177	6,226	*3,417.5%*
Financial expenses	(96)	(16,314)	*16,893.8%*	(24)	(772)	*3,116.7%*
Operating income	**(11,230)**	**(27,184)**	*142.1%*	**(4,780)**	**5,399**	*n.m.*
Nonoperating revenues (expenses)	-	1,766	*100.0%*	-	1,765	*100.0%*
Income before income tax and social contribution	**(11,230)**	**(25,418)**	*126.3%*	**(4,780)**	**7,164**	*n.m.*
Income tax	4,068	7,923	*94.8%*	1,510	(1,311)	*-186.8%*
Social contribution	1,464	2,848	*94.5%*	544	(473)	*-186.9%*
Income before employee profit sharing and minority interest	**(5,698)**	**(14,647)**	*157.1%*	**(2,726)**	**5,380**	*n.m.*
Employee profit sharing	(5,040)	(8,253)	*63.8%*	(1,260)	(2,086)	*65.6%*
Net income	**(10,738)**	**(22,900)**	*113.3%*	**(3,986)**	**3,294**	*n.m.*

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At September 30, 2001 and December 31, 2001

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Sep/01	Consolidated Dec/01
Current Assets	**98,699**	**116,073**
Cash and cash equivalents	10,142	15,429
Cash and bank accounts	621	4,601
Financial investments	9,521	10,828
Accounts receivable	87,848	97,196
Accounts receivable from customers	70,143	79,936
Allowance for doubtful accounts	(9,778)	(14,093)
Recoverable taxes	10,940	24,086
Recoverable prepaid expenses	1,444	706
Maintenance inventories	1,784	6,561
Other assets	13,315	-
Recoverable advances	709	3,448
Long-term assets	**36,524**	**183,139**
Receivables from associated companies	22	13,931
Recoverables taxes	34,582	169,028
Other	1,920	180
Permanent Assets	**754,042**	**635,428**
Investments	456,549	305,905
Property, plant and equipment - net	295,430	325,807
Deffered results	2,063	3,716
Total Assets	**889,265**	**934,640**

LIABILITIES	Consolidated Sep01	Consolidated Dec/01
Current Liabilities	**212,558**	**254,451**
Payroll and related charges	11,983	9,955
Suppliers	55,120	89,643
Income tax	10,877	14,841
Loans and financing	7,040	121,421
Payables to associated companies	119,434	6,121
Consignments	986	1,184
Dividends and interest on capital	4,450	6,376
Other liabillities	2,668	4,910
Long-term liabilities	**22**	**89**
Income tax		59
Accrual for contingencies	22	30
Shareholders' equity and funds provided for future capitalization	**676,685**	**680,100**
Shareholders' equity	181,605	185,020
Share capital	207,799	207,799
Retained earnings / (losses)	(26,194)	(22,779)
Funds provided for future capitalization	**495,080**	**495,080**
Total liabilities	**889,265**	**934,640**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Operating Highlights

	Consolidated - Accumulated	Consolidated
	Dec/01	4Q01
Network		
Corporate Communication Services		
Installed Terminals (Gain)	9,500	9,500
Network in service	23,300	23,300
Internet Services		
Installed Terminals (Gain)	192,252	42,645
Network in service	262,456	262,456
Other		
Employees (average)		741
Employees (end of period)		794

Shareholding structure

As of December 31, 2001

TDBH S/A	Ordinary	Preferred	Total
Controlling Company	140,040,795,800	291,819,562,080	431,860,357,880
	84.71%	**88.88%**	**87.48%**
Others	25,281,673,726	36,523,314,031	61,804,987,757
	15.29%	**11.12%**	**12.52%**
Total number of shares	**165,322,469,526**	**328,342,876,111**	**493,665,345,637**